

November 26, 2012

Via E-mail
Bob Bates
Chief Financial Officer
Inova Technology, Inc.
2300 W. Sahara Ave., Suite 800
Las Vegas, Nevada 89102

> **Re: Inova Technology, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 13, 2012**
> **File No. 333-182813**

Dear Mr. Bates:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, 19

1.   We note your response to comment 5 in our letter dated November 1, 2012, as well as the revisions made to page 20 of the disclosure. Specifically, we note that the disclosure now states that "adjusted EBITDA has been strong at an average of $1.5 million per year over the past four years." We further note, however, that over those four years, your adjusted EBITBA has decreased in each successive year. In this regard, we note the disclosure in the table on page 63 that adjusted EBITDA for the years ended April 30, 2012 and 2011 was $207,330 and $1,595,053 respectively, and on page 9 of the company's 10-K for the year ended April 30, 2010, the company states that EBITDA for the periods ended April 30, 2010 and 2009 was $1,981,979 and $2,195,139 respectively. Please revise the disclosure on page 20 to objectively reflect this declining trend in adjusted EBITDA or remove this statement.

Management Discussion and Analysis of Financial Condition and Results…, page 61

Adjusted EBITDA, page 63

2.   We note your statement in the fourth paragraph under this heading that adjusted EBITDA for the year ended April 30, 2012 was $529,920. However, we note that the last line of the table at the end of page 63 states that adjusted EBITDA for the year ended April 30, 2012 was $207,330. Please revise these apparently contradictory statements.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or in her absence, Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Dietrich A. King for

                                        Mara L. Ransom
                                        Assistant Director